Exhibit 99.4

ADVANCED ACCELERATOR APPLICATIONS (AAA)

S.A. with capital of € 4.027.000

Headquarters at: 20, rue Diesel – 01630 Saint Genis Pouilly

Registered with RCS BOURG-EN-BRESSE 441 417 110

Free share plan for the benefit of designated AAA employees
Terms and conditions

Free translation of the original French text

Introduction remarks

Reminder of the previous employee share plan:

•	Authorization by the Extraordinary General Meeting (EGM) for the first plan

•	Allocation and acquisition of free shares and corresponding capital increases

•	Special reports on the use of that plan

1. – PLAN PRINCIPLES

1.1 – AAA shareholders decided on June 22, 2010 in an Extraordinary General Meeting (EGM) to approve a second free share plan for employees. The plan was adopted by the Board of Directors (BoD) on that same day.

1.2 – The purpose of this plan is to allocate, at predetermined conditions, AAA shares to certain of the Company’s employees (the word “Company” includes all subsidiaries of AAA) and to incentivize and retain them.

1.3 – Every beneficiary of the plan shall therefore be closer associated to the Company and its economic success and eventually the value the Company’s shares.

1.4 – The terms and conditions of the plan are explained hereafter.

2. – SHARE CLASS – WAIVER OF THE PREFEENTIAL SUSBCRIPTION RIGHT

2.1 – Allocated shares are nominative for the entire period during which they must not be sold. They are inscribed in the Company share register as is required by applicable law.

2.2 – Shareholders have approved this share plan in the EGM and have, as a consequence of their approval, waived their preferential subscription right in favor of the Beneficiaries of this plan (law n° 2006-1770 of December 30, 2006)).

3. – SHARE ALLOCATION FORMALITIES

3.1 – Terms and criteria for share allocation

Based on shareholder approval in the course of the EGM of June 22, 2010, a total of 2.000.000 shares was made available for allocation in one or several times to designated Beneficiaries. Shareholders have authorized the Board of Directors (BoD) to execute the plan. Every Beneficiary is to be informed of the allocation and shall receive a copy of this plan and a personalized allocation letter which shall mention:

•	The terms and conditions and criteria of the allocation decision, i.e.:

o	The employment contract type (full- or part time, limited duration contract)

o	Employer name, place and function of the employee

o	General positive performance observations

•	Number of shares allocated

•	Period during which the shares can be acquired (acquisition period)

•	Period during which the shares must be held after acquisition (holding period)

•	..

3.2 – Period to acquire shares and holding period

•	Allocated shares can only be acquired after a minimum waiting period of 2 years following allocation date and this as per the below conditions. No acquisition is possible if the Beneficiary has notified the employer to leave during this initial 2 year waiting period.

•	Acquired shares cannot be sold by the Beneficiary for another minimum period of 2 years following acquisition date.

The sales of the shares prior to the end of the minimum acquisition and holding periods would cause unfavorable fiscal and social consequences and in particular:

•	The capital gain on the acquisition of the shares would be treated as income and taxed as such;

•	The capital gain on the sale would be taxed at 29%

3.3 – Identification of the Beneficiaries

3.3.1. – Quality of the Beneficiaries

Collectively called « Beneficiaries »» and individually the « Beneficiary».

The share acquisition must be done according to laws and regulations in force and in particular respect the below conditions:

•	At the acquisition date, the Beneficiary must be an employee (full or part-time) of AAA S.A., AAA Switzerland, AAA Italy, Gipharma, AAA Iberica, AAA Canada and any other future Company subsidiaries as per article L.225-197-2, I of the French Commercial Code;

or

•	Be an officer (mandataire social) of AAA or one of its subsidiaries as per article L. 225-197-1, II - al.1 of the French Commercial Code.

The Beneficiaries who individually own more than 10% of the Company’s shares cannot receive shares from this plan. The 10% limit will be determined by the BoD on the date when the decision allocation is made.

A share allocation must not result in the Beneficiary eventually owning more than 10% of the Company’s shares (as stipulated by article L 225-197-1, II- al. 3 of the French Commercial Code).

3.3.1.1 - Condition to adhere to the shareholder agreement

The share acquisition is conditional to adhesion to the shareholder agreement. The currently in force agreement and all other required documents will be sent to the Beneficiary at the acquisition date.

3.3.2. – Personal events during the acquisition period

3.3.2.1 – Change of work/employer within the Company:

The Beneficiary retains his/her rights to acquire allocated shares in case of a change of work/employer provided the new employer is part of the Company.

3.3.2.2 - Retirement:

Beneficiaries who retire during the holding period can exercise their rights to sell.

3.3.2.3 – Invalidity of the Beneficiary:

Shares will be definitely acquired in case of invalidity of the second and third degree (as defined by ar. L 341-4 of the French Social Security Code) suffered by the Beneficiary. Acquisition date will be the date when the invalidity has been reported and prove of degree of invalidity has been provided (as by law n° 2006-1770 of December 30, 2006). This then constitutes the date when the holding period starts. The minimum holding period of 2 years remains in force.

3.3.2.4 – Death of the Beneficiary:

In case of death of the Beneficiary, his/her heirs will be authorized to request acquisition of the shares within a maximum delay of 6 months following the death (article L 225-197-3, al. 2 of the French Commercial Code). A request beyond 6 months after the death is not possible.

3.4 – How to acquire the shares

Beneficiaries may acquire their shares by signing the respective allocation letter. To be added is in handwriting « bon pour accord ». The document is to be returned to the Company’s headquarters by registered letter with acknowledgment of receipt.

4. – RIGHTS ASSOCIATED TO THE SHARES DURING ACQUISITION AND HOLDING PERIODS

4.1 – Any rights during the acquisition period must not be transferred (article L 225-197-3 al. 1 of the French Commercial Code).

4.2 – Shares acquired in this plan have nominative form and entitle to the rights accorded to other owners of the Company’s shares of the same class. The rights are in force as of the acquisition date.

4.3 – Shares are registered in the account of the Beneficiary at the end of the acquisition period. The minimum required holding period after the acquisition date is mentioned in the Beneficiary’s account. Shares must not be sold during the holding period.

4.4 – Beneficiaries are shareholders during the holding period. They have voting and dividend rights, are invited to shareholder meetings and will receive the same communication as other shareholders

5. – FISCAL AND SOCIAL REGIMES

5.1 – Determination of share value at acquisition date

The fair value of the shares is determined by the BoD at the acquisition date. The usual and most appropriate valuation methods are applied (as per article L.225-177, 4ème al. of the French Code of Commerce).

5.2 – Fiscal dispositions for Beneficiaries

5.2.1 – For Beneficiaries who reside in France

The capital gain for French fiscal residents is composed of:

•	Acquisition gain (is the same as the price of the shares at the acquisition date since shares are allocated for free)

and

•	Sales gain (difference between realized share sales price and share price at acquisition date).

5.2.1.1 – Conditions to benefit from favorable tax regime

Two conditions must be respected to benefit from a favorable tax regime :

1) Acquired shares must assume the nominative form;

2) Acquired shares must not be sold for a minimum period of 2 years following the acquisition date.

5.2.1.2 – Taxation of capital gains

In this favorable tax regime:

•	The acquisition gain is taxed at a proportional 30% rate (the Beneficiary however has the option to choose taxation of this acquisition gain in the category of salary treatment: article 200 A, 6 bis of the General Tax Code);

•	The sales gain is subject to the general rate of 18% (any value reduction finally realized is deducted from the taxable income according to the rules applicable to value reductions on movable assets: article 200A, 6 bis of the General Tax Code).

The taxation of acquisition and sales gain, is calculated in the year of the share sale only.

The sales gain regime for movable assets, as per articles 150-0 A and following the dispositions of the General Tax Code is not applicable to capital gains realized on the sale of free shares provided that the shares assume the nominative form with indication of origin (art. 150-0 A, III, 4° General Tax Code).

5.2.2 – For Beneficiaries residing abroad (outside of France)

The share allocation of such free shares to Beneficiaries not residing in France causes no taxation in France.

5.2.2.1 – Article 15, par.5 of the fiscal bilateral convention between France and Switzerland from September 9, 1966 states that capital gains from selling movable assets are to be taxed in the country of residence of the seller.

5.2.2.2 – Article 13, par.4 of the fiscal bilateral convention between France and Italy from October 5, 1989 states that capital gains from selling movable assets are to be taxed in the country of residence of the seller.

5.2.2.3 – Articles 10, par.1 and 10 par.4 of the fiscal bilateral convention between France and Spain from October 10, 1995 state that revenues from shares are to be taxed in the country of residence of the seller.

5.3 – Social charges for the Beneficiaries

5.3.1 - Allocated shares are exonerated from social security charges. This applies to employees and officers.

5.3.2 - Declaration of the share allocation to the competent social security institution is precondition for benefitting from the favorable tax regime. To be declared are:

•	Identify of the Beneficiary (employee or officer)

•	Number and value of shares allocated by Beneficiary

The declaration must show all shares acquired in the prior calendar year. The Company is obligated to pay all social security contributions (art. L.242-1, al. 11 of the Code of the Social Security).

5.3.3 - At the same time, the Generalized Social Contribution « CSG » and Contribution to Reimbursement of the Social Debt « CRDS » are applicable. Acquisition gain and sales gain are subjected to social contributions (art. L.136-6 of the Code of the Social Security).

5.4 – Declaration obligations for Beneficiaries

These obligations concern only fiscal residents of France.

•	The Beneficiary must enclose the document received from AAA to his/her own revenue tax declaration

•	In the year of selling shares:

o	To benefit from the fiscally favorable regime, the Beneficiary must declare the acquisition and the sales gain.

o	Other declaration obligations may have to be respected in case of joint tax declarations (le régime de droit commun).

5.5 - Sanctions

The non-respect of declaration obligations, be that by AAA SA or by the Beneficiary, may eliminate the favorable tax regime and the obtained advantages. AAA SA may be liable for fiscal sanctions in case it did not respect the rules.

6. – IMPLICATIONS IN CASE OF RESTRUCTURING OF THE COMPANY

6.1 – Beneficiaries of the plan have their interests protected as per the conditions stated in article L. 228-99 of the French Commercial Code, and assuming the Company realized a capital reduction, a modification to benefit allocations, a free share allocation, a share reserve/profit or excess prime incorporation, distribution of reserves or any share issue or issue of instruments entitling to shares that are reserved for subscription by shareholders.

6.2 –The rights of beneficiaries are also protected in case of changes due to of mergers or demergers without balancing share adjustments realized during the acquisition and holding periods (see also article L225-197-1 of the French Commercial Code). The rights of the Beneficiaries of the plan are protected in case of a public offering, a regrouping or restructuring during the holding period.

6.3 – In case of a contribution from a company or of an investment fund whose only assets are shares or instruments that give access to the capital of the issuing company or a company associated to it (as per the meaning of article L. 225-197-2 of the French Commercial Code) the conservation obligation remains in force.

6.4 – The respective acquisition and holding periods also remain in force in case of an IPO. In addition shares cannot be sold even after the end of the conservation period (art. L 225-197-1, I, al. 8 of the French Commercial Code) unless there is an open trading window as announced by the Company.

6.5 – In case of a fusion with absorption of Advanced Accelerator Applications SA:

6.5.1 – If the fusion foresees the assumption of the present share plan by the absorbing company, the absorbing company enters in place of AAA and assumes all obligations towards the Beneficiaries. Their rights are therefore transferred to shares of the absorbing company and this with respect to the terms of the fusion (ratio/number of shares and price).

6.5.2 – If the fusion does not foresee the assumption of the present share plan by the absorbing company, the acquisition period will end with the date of the EGM that approves the fusion. In this exceptional case it will be possible for the Beneficiary of the plan to acquire the shares in anticipation 30 days prior to the EGM date. The Company will inform all concerned Beneficiaries by registered letter with delivery receipt and allow the Beneficiaries within a delay of 20 days as of reception of the letter to acquire the shares.

6.6 – The same rules apply, mutatis mutandis, in case of a split/separation of Advanced Accelerator Applications SA.

7. – SHAREHOLDER INFORMATION

The BoD will provide annually the ordinary general shareholder assembly on operations realized with this share plan (articles L. 225-197-1 to L. 225-197-3 of the French Code of Commerce). This report will show Beneficiaries, the number of shares allocated, the value of the shares and the position occupied within the Company (article L. 225-197-4 of the French Code of Commerce).

ADOPTED on JUNE 22, 2010 The CEO Stefano BUONO

Attachments: Shareholder Agreement and Adhesion form

ADVANCED ACCELERATOR APPLICATIONS (AAA)

S.A. with capital of € 4.027.000

Headquarters at: 20, rue Diesel – 01630 Saint Genis Pouilly

Registered with RCS BOURG-EN-BRESSE 441 417 110

Personalized letter with share allocation information

To : … Company : … Saint-Genis-Pouilly, …

Re: Allocation of free employee shares « Advanced Accelerator Applications »

Dear …,

Shareholders approved in the course of the Extraordinary General Shareholder Meeting (EGM) of June 22, 2010 an employee share plan and authorized the Board of Directors (BoD) to execute this plan and to allocate shares to employees and officers of AAA.

The BoD used this authorization and decided in its meeting of … to allocate such free shares to you and this according to the terms and conditions of the plan as described hereafter.

The maximum number of free shares allocated to you is …

We remind you that these shares can be acquired at the earliest 2 years after the allocation date (acquisition period). This acquisition period starts with the date of the BoD meeting during which shares were allocated to you. To acquire the shares certain additional conditions … must be respected.

Rights resulting from this allocation cannot be transferred during the acquisition period.

In case of your death, your heirs can request the acquisition of the shares allocated to you, within a maximum delay of 6 months following your death.

At the end of the acquisition period you become owner of the shares that were allocated to you.

You are not authorized to sell the shares for a period of at least 2 years following the acquisition date (holding period).

During this holding period you are nevertheless entitled to all the rights attached to these shares, in particular the right to be informed and to communicate, the preferential subscription right to share issues, the voting right and the right to receive dividends.

At the end of the holding period you are authorized to dispose of your allocated free shares in the conditions foreseen by law.

The here attached free employee share plan describes how the plan works and informs on fiscal implications and obligations.

In case you do not want to be a beneficiary of this free employee share plan we ask you to inform us accordingly by registered letter with acknowledgment of receipt within a delay of 30 days following reception of this information. Without such a letter from you within this delay, it is assumed that you have accepted the free share allocation.

With kind regards

Stefano BUONO CEO AAA

Enclosure: Free share plan terms and conditions